UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen C. Ewing & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 South Tryon Street, Suite 1220
(No. and Street)

| Charlotte | NC | 28284 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Benjamin C. Bishop, Jr. Chairman (904) 354-5573
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornelius, Schou, & Lenone, LLC
(Name – *if individual, state last, first, middle name*)

| 3601 Cardinal Point Drive | Jacksonville | FL | 32257 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

SHAARON M. ANDERSON
MY COMMISSION # GG 259146
EXPIRES: November 8, 2022
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ALLEN C. EWING & CO.**

**REPORT ON AUDIT OF FINANCIAL STATEMENTS**

**DECEMBER 31, 2020**

**ALLEN C. EWING & CO.**

**TABLE OF CONTENTS**

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allen C. Ewing & Company
Jacksonville, Florida

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Allen C. Ewing & Company as of December 31, 2020, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allen C. Ewing & Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Allen C. Ewing & Company's management. Our responsibility is to express an opinion on Allen C. Ewing & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allen C. Ewing & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

3601 Cardinal Point Drive ♦ Jacksonville, Florida 32257 ♦ 904.642-1794 ♦cslcpajax.com

CORNELIUS SCHOU & LEONE
Certified Public Accountants & Business Advisors

To the Board of Directors
Allen C. Ewing & Co.
February 18, 2021
Page Two

**Auditors' Report on Supplemental Information**

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit procedures performed in conjunction with the audit of Allen C. Ewing & Company's financial statements. The supplemental information is the responsibility of Allen C. Ewing & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Cornelius, Schou & Leone*

We have served as Allen Ewing & Company's auditor since 2018.
Jacksonville, Florida
February 18, 2021

**ALLEN C. EWING & CO.**

**STATEMENT OF FINANCIAL CONDITION**

**AS OF DECEMBER 31, 2020**

## ASSETS

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 208,200 |
| Commissions Receivable | | 2,705 |
| Due From Ewing Capital Partners | | 200 |
| Prepaid Expenses | | 2,885 |
| Property and Equipment, net of accumulated depreciation | | 706 |
| **TOTAL ASSETS** | | 214,696 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | | 29,832 |
| Due to Non-Employee | | 6,480 |
| SBA EIDL Loan | | 89,900 |
| **TOTAL LIABILITIES** | $ | 126,212 |
| | | |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, $0.10 par value; 15,000 sharse authorized; 5,100 shares issued and outstanding | | 510 |
| Addional paid-in capital | | 1,756,532 |
| Accumulated Deficit | | (1,668,558) |
| **TOTAL STOCKHOLDER'S EQUITY** | | 88,484 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 214,696 |

**ALLEN C. EWING & CO.**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED DECEMBER 31, 2020**

| | | |
|---|---|---|
| **REVENUES** | | |
| Commissions | | 159,118 |
| Management counsulting fees | | 47,228 |
| Capital Placement fees | | 1,248,290 |
| Retainer Fee | | 76,000 |
| **TOTAL REVENUES** | | 1,530,636 |
| | | |
| **EXPENSES** | | |
| General and administrative expenses | | 142,987 |
| Salary and commission expense | | 1,477,873 |
| **TOTAL EXPENSES** | | 1,620,860 |
| | | |
| Operating loss | | (90,224) |
| Other income, net | | 33,100 |
| Gain/Loss on Fixed Asset | | 3,037 |
| PPP Forgiven Loan | | 49,817 |
| **NET LOSS** | $ | (4,270) |

**ALLEN C. EWING & CO.**

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2020**

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| **BALANCE AT THE BEGINNING OF THE YEAR** | $ 510 | $ 1,752,852 | $ (1,663,880) | $ 89,482 |
| Net loss | - | - | (4,270) | (4,270) |
| Retained Earnings | | | (408) | (408) |
| Additional Capital Contribution, net | - | 3,680 | - | 3,680 |
| **BALANCE AT THE END OF THE YEAR** | $ 510 | $ 1,756,532 | $ (1,668,558) | $ 88,484 |

**ALLEN C. EWING & CO.**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2020**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net (Loss) | $ | (4,270) |
| Adjustments to Reconcile Net Income to Net Cash Provided by Cash Used in Operating Activities | | |
| Changes in operating assets and liabilities: | | |
| Commissions Receivable | | 13,596 |
| Due from affiliates | | (200) |
| Tax Deferred Valuation | | (41,775) |
| Accounts Payable | | (4,763) |
| Due to Non-Employee | | 6,480 |
| Property, Plant and Equipment: Net Accumulated Depreciation | | 487 |
| Prepaid Insurance | | (1,262) |
| Prepaid Rent | | (1,624) |
| Deferred Tax Asset | | 41,775 |
| Net Cash Used by Operating Activities | | 8,443 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Net Property, Plant and Equipment | | (1,192) |
| Net Cash Provided by Investing Activities | | (1,192) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| SBA EIDL Loan | | 89,900 |
| Stockholder contributions (distributions), net | | 3,680 |
| Retained Earnings | | (409) |
| Net Cash Provided by Financing Activities | | 93,171 |
| **NET INCREASE IN CASH** | | 100,422 |
| **CASH AT BEGINNING OF YEAR** | | 107,777 |
| **CASH AT END OF YEAR** | $ | 208,199 |

## NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— ALLEN C. EWING & CO. a Florida C corporation (the Firm), is a registered broker/dealer with the Securities and Exchange Commission (SEC) A and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Firm provides sales of life insurance and annuities, fund management and investment banking services, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, private placement, and valuations of securities for institutions located primarily in the Southeast United States.

   The sole stockholder of the Firm is Ewing Capital Partners, LLC (ECP), a Florida limited liability company.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2020.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

e. Accounts Receivable— Accounts Receivable consists of primarily of commission receivables recorded at the original invoice amount net of allowances for contractual adjustments and estimated uncollectible accounts, if any, and do not bear interest. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. The Firm determines the allowance based on historical write-off experience. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote. At December 31, 2020, the Firm determined that there was no need for an allowance for uncollectible accounts receivable.

f. Advertising—The Firm's advertising costs are expensed as incurred. There were advertising costs in the amount of $0.00 incurred during the year ending December 31, 2020.

g. Revenue Recognition— Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

h. Commissions—Commissions and related expenses are recorded on a trade-date basis as the securities transaction occur.

## NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

i. Property and Equipment—Property and equipment are recorded at cost. Depreciation is provided on the straight-line and accelerated methods. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations. Estimated useful lives for deprecation are between 3 and 10 years.

In accordance with authoritative guidance, the Firm reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount, if any, exceeds its fair value. No impairments were deemed to exist at December 31, 2020.

j. Investments—Investments are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

k. Income Taxes—The Firm records a deferred tax liability or asset based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Firm evaluates its tax position for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Firm recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Firm has analyzed tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

l. Revenue Recognition—Private placement fees are earned by assisting customers in raising capital from private investors. Private placement revenues are recognized when the terms of the engagement have been fulfilled.

Commissions are earned on sales of mutual fund shares, life insurance policies and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized when earned.

Investment banking fees are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Management consulting services revenue are recognized as the related services are rendered.

## NOTE 2: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2020, there were commissions receivable of $2,705.00 and accrued commissions payable of $6,180.00 at December 31, 2020.

## NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (2)(i) "Special Account for the Exclusive Benefit of customers maintained". During the year ended December 31, 2018 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

## NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an C Corporation for tax purposes.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2020.

The firm's federal and state income tax returns are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

## NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

## NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2020, net capital as defined by the rules, equaled $81,988.00. The ratio of aggregate indebtedness to net capital was 47:5. Net capital in excess of the minimum required was $76,988.

## NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2020 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

## NOTE 8: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (ii).

## NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2020. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

## NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

## NOTE 11: INCOME TAXES

The components of the Firm's deferred tax assets consisted of the following at December 31, 2020:

| | |
|---|---|
| Net Operating Loss: | $ 123,161 |
| Valuation allowance | (123,161) |
| Deferred tax assets, net | $ 0 |

Based on the available objective evidence, the Firm believe it is more likely than not that the deferred tax assets will not be realizable. Accordingly, the Firm provided for a full valuation allowance against its deferred tax assets at December 31, 2020. The firm has total net operating loss carryforwards available to offset future taxable income of approximately $1,529,919. To the extent not used, these loss carryforwards will begin to expire in 2023.

## NOTE 12: RELATED PARTY TRANSACTIONS

The Firm, is a wholly-owned subsidiary of Ewing Capital Partners (ECP). The Firm owed Ewing Capital Partners (ECP), $0 at December 31, 2020. These unsecured balances are due on demand and do not accrue interest.

During 2020, the firm charged Ewing Real Estate, LLC (ERE), a separately owned entity, $17,799.38 for management fees and rent. This reimbursement of expenses were terminated during the 2nd Quarter if 2020.

During 2020, the Firm charged Ewing Asset Management, LLC (EAM), and affiliated through common ownership $2,614.75 for EAM's proportionate share of overhead costs and reimbursement from EAM for shared services.

## NOTE 13: COMMITMENTS AND BUSINESS CONCENTRATIONS

Concentrations—Financial instruments which potentially subject the Firm to a concentration of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents balances are exposed to credit risk since the Firm periodically maintains balances more than federally insured limits. The Firm does not believe it is exposed to any significant credit risk on these deposits.

During the year ended December 31, 2020, the Firm generated revenues from one customer comprising 30 percent of total revenues.

Leases—The Firm leases a facility under non-cancelable operating lease agreements that expires on April 30, 2022. Prior to the application of the reimbursements described in Note 12, the gross lease expense was $25,110 for the year ended December 31, 2020.

Future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms more than one year consisted of the following at year end:

| | |
|---|---|
| 2021 | $ 19,864 |
| 2020 | $ 6,685 |
| Total | $ 26,549 |

## NOTE 14: CONTINGENCIES AND GUARANTEES

The Firm has no commitments, contingencies or guarantees that may result in a loss or future obligation for the year ending December 31, 2020.

There are no claims that we are aware of that the firm may be asserted against Allen C. Ewing & Co.

## NOTE 15: OTHER FINANCIAL NOTES

The Paycheck Protection Loan, established by the Cares Act, was implemented by the Small Business Administration in response to COVID-19. The Firm chose to participate in the funding of this resource to support in the maintenance of the payroll and overhead expenses due to the decrease in revenue from the COVID-19. As required by the Cares Act, the firm has applied and been approved for forgiveness of this loan. The firm has also participated in the Economic Injury Disaster Loan, which is not a forgiveable loan. The total amount outstanding is $89,900.00.

ALLEN C. EWING & CO.

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

SCHEDULE I, II, III

***SCHEDULE I: COMPUTATION OF NET CAPITAL UNER RULE 15c3-1***

| | | |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | $ | 88,484 |
| less nonallowable assets from Statement of Financial Condition | | (3,590) |
| Total ownership equity qualified for Net Capital | $ | 84,894 |
| Haircuts on securities | | - |
| Net Capital before haircuts on securities positions | $ | 84,894 |

***SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c3-1***

| | | |
|---|---|---|
| Aggregate indebtedness | $ | 126,212 |
| Net Capital required based on aggregate indebtedness (6-2/3%) | | 8,418 |
| ***COMPUTATION OF BASIC NET CAPITAL REQUIREMENT*** | | |
| Minimum dollar net capital requirement of reporting broker or dealer | | 5,000 |
| Excess net capital | | 79,894 |
| ***COMPUTATION OF AGGREGATE INDEBTEDNESS*** | | |
| (a) - 10% of total aggregate indebtedness | | 12,621 |
| (b) - 120% of minimum net capital requirements | | 6,000 |
| Net Capital less the greater of (a) or (b) | | 78,894 |
| Percentage of Aggregate Indebtedness to Net Capital | | 148.67% |

***SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDERRULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1***

ALLEN C. EWING & CO. does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15C3-3. Therefore ALLEN C. EWING & CO. is exempt from the provisions of this rule.

***FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL***

At December 31, 2020, there were the following matereial differences between audited net capital, above, and net capital reported in the Firm's Part II (unaudited) FOCUS report.

| | | |
|---|---|---|
| Net Capital as reported in FOCUS Report for Qtr 4-2020 | $ | 84,894 |
| Miscellaneous Adjustment | | - |
| Net Capital as reported in Audited Financial Statements | $ | 84,894 |

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors of
Allen C. Ewing & Company
Jacksonville, Florida

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Allen C. Ewing & Company and the SIPC, solely to assist you and SIPC in evaluating Allen C. Ewing & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Allen C. Ewing & Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors



We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Allen C. Ewing & Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Allen C. Ewing & Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Cornelius, Schou & Leone, LLC*

Jacksonville, Florida
February 18, 2021

**SIPC-7**

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**

(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*24*******1630**********************MIXED AADC 220
42393 FINRA DEC
ALLEN C EWING & CO
112 S TRYON ST STE 1220
CHARLOTTE, NC 28284-2199

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2107

B. Less payment made with SIPC-6 filed (exclude interest) ( 112 )
7/31/2020
Date Paid

C. Less prior overpayment applied ( — )

D. Assessment balance due or (overpayment) 1,995

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,995

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐**
**Total (must be same as F above)** $ 1,995

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Allen C Ewing & Co
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of February, 2021.

President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,563,736 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | — |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 159,118 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 159,118 |
| 2d. SIPC Net Operating Revenues | $ 1,404,618 |
| 2e. General Assessment @ .0015 | $ 2,107 |

(to page 1, line 2.A.)

CORNELIUS SCHOU & LEONE
Certified Public Accountants
& Business Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allen C. Ewing & Company
Jacksonville, Florida

Allen C. Ewing & Company (the Firm) is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Firm provides sales of life insurance and annuities, fund management and investment banking services, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, private placement, and valuations of securities for institutions located primarily in the Southeastern United States.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Allen C. Ewing & Company met the following provisions of Footnote 74 of SEC Release No. 34-70073:

- Allen C. Ewing & Company does not directly or indirectly receive, hold, or owe funds or securities for or to customers, other than funds received and promptly transmitted in compliance with paragraphs (a) or b(2) of Rule 15c2-4.
- Allen C. Ewing & Company does not carry accounts of customers.
- Allen C. Ewing & Company does not carry proprietary accounts as defined in Rule 15c3-3.

Allen C. Ewing & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen C. Ewing & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

CORNELIUS SCHOU & LEONE
Certified Public Accountants & Business Advisors

To the Board of Directors
Allen C. Ewing & Company
Page Two
March 11, 2021

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release No. 34-70073.

*Cornelius, Schou & Leone*

Jacksonville, Florida
March 11, 2021

EWING

INVESTMENT BANKERS SINCE 1939

**EXEMPTION REPORT**
**YEAR ENDING DECEMBER 31, 2020**

Allen C. Ewing & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to : (1) effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company
   a. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company;
   b. did not carry accounts of or for customers; and
   c. did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ending December 31, 2020.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

**Allen C. Ewing & Co.**

I, Benjamin C. Bishop, Jr affirm that to my best knowledge and belief, this Exemption Report is true and accurate.

By: Benjamin C. Bishop Jr

Title: Chairman

Date: 3-11-2021